Exhibit No. (23)a

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 of our report dated March 13, 2015 (except for Note 19, as to which the date is July 22, 2015) relating to the consolidated and combined financial statements of Halyard Health, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the inclusion of certain allocated expenses from Kimberly-Clark Corporation, as discussed in Note 1 to the financial statements) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

DELOITTE & TOUCHE LLP

Atlanta, GA

July 22, 2015